16 February 2023

RELX PLC announces changes to Board and Committee roles

RELX PLC today announces that, having served as a Director since 2013 and currently holding the roles of Senior Independent Director and Chair of the Remuneration Committee, Dr Wolfhart Hauser will retire from the Board following the conclusion of the Company’s Annual General Meeting (AGM) to be held on 20 April 2023.

Suzanne Wood will succeed Dr Hauser as Senior Independent Director and Robert MacLeod will succeed Dr Hauser as Chair of the Remuneration Committee, each with effect from the conclusion of the Company’s AGM, subject to their re-election by shareholders at the AGM.

Commenting, Paul Walker, Chair said:

"On behalf of the Directors, I would like to thank Wolfhart for the valuable service that he has given RELX, as a member of the Board and in performing the role of Senior Independent Director and Chair of the Remuneration Committee. His advice and guidance through a transformational period for RELX are hugely appreciated. Wolfhart leaves RELX with our very best wishes for the future."

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724